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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Focus Media Holding Limited
(Name of Issuer)
Ordinary Shares, par value $0.00005 per share
(Title of Class of Securities)
34415V109
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34415V109	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Jason Nanchun Jiang

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

The People’s Republic of China

	5	SOLE VOTING POWER:

NUMBER OF		59,910,089(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		59,910,089(1)

WITH:	8	SHARED DISPOSITIVE POWER:

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

59,910,089(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

10.63%(2)(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Includes 53,975,959 ordinary shares owned by JJ Media Investments Holding Ltd. and 4,096,300 and 1,837,830 options to purchase ordinary shares exercisable within 60 days of this filing owned by Target Sales International Limited and Target Management Group Limited. All of these entities are 100%-owned by Jason Nanchun Jiang.
(2) Includes collectively, those ordinary shares and options to purchase ordinary shares described in footnote (1).
(3) The number of ordinary shares outstanding used in calculating the percentage includes 557,627,083 ordinary shares outstanding plus the total number of ordinary shares underlying options held by Mr. Jiang that are exercisable within 60 days of this filing.

CUSIP No.	34415V109	Page	3	of	10

1	NAMES OF REPORTING PERSONS: JJ Media Investments Holding Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		53,975,959(4)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		53,975,959(4)

WITH:	8	SHARED DISPOSITIVE POWER:

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

53,975,959(4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

9.58%(4)(5)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(4) Includes 53,975,959 ordinary shares owned by JJ Media Investments Holding Ltd., which is 100%-owned by Jason Nanchun Jiang.
(5) The number of ordinary shares outstanding used in calculating the percentage includes 557,627,083 ordinary shares outstanding.

CUSIP No.	34415V109	Page	4	of	10

1	NAMES OF REPORTING PERSONS: Target Sales International Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		4,096,300(6)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,096,300(6)

WITH:	8	SHARED DISPOSITIVE POWER:

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,096,300(6)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.97%(6)(7)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(6) Includes 4,096,300 options to purchase ordinary shares exercisable within 60 days of this filing owned by Target Sales International Limited, which is 100%-owned by Jason Nanchun Jiang.
(7) The number of ordinary shares outstanding used in calculating the percentage includes 557,627,083 ordinary shares outstanding plus the total number of ordinary shares underlying options held by Target Sales International Limited that are exercisable within 60 days of this filing.

CUSIP No.	34415V109	Page	5	of	10

1	NAMES OF REPORTING PERSONS: Target Management Group Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		1,837,830(8)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,837,830(8)

WITH:	8	SHARED DISPOSITIVE POWER:

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,837,830(8)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0.33%(8)(9)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(8) Includes 1,837,830 options to purchase ordinary shares exercisable within 60 days of this filing owned by Target Management Group Limited, which is 100%-owned by Jason Nanchun Jiang.
(9) The number of ordinary shares outstanding used in calculating the percentage includes 557,627,083 ordinary shares outstanding plus the total number of ordinary shares underlying options held by Target Management Group Limited that are exercisable within 60 days of this filing.

Item 1.	(a)	Name of Issuer:

		Focus Media Holding Limited

	(b)	Address of Issuer’s Principal Executive Offices:

		28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai, China, 200050

Item 2.	(a)	Name of Person Filing:

		Jason Nanchun Jiang

		JJ Media Investments Holding Ltd.
		Target Sales International Limited
		Target Management Group Limited

	(b)	Address of Principal Business Office or, if none, Residence:

		c/o Focus Media Holding Limited
		28-30/F, Zhao Feng World Trade Building, 369 Jiangsu Road, Shanghai, China, 200050

	(c)	Citizenship:

		Jason Nanchun Jiang	People’s Republic of China
		JJ Media Investments Holding Ltd.	British Virgin Islands
		Target Sales International Limited	British Virgin Islands
		Target Management Group Limited	British Virgin Islands

Item 3.		Ownership.

		Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		Jason Nanchun Jiang	59,910,089
		JJ Media Investments Holding Ltd.	53,975,959
		Target Sales International Limited	4,096,300
		Target Management Group Limited	1,837,830

	(b)	Percent of class:

		Jason Nanchun Jiang	10.63%
		JJ Media Investments Holding Ltd.	9.58%
		Target Sales International Limited	0.73%
		Target Management Group Limited	0.33%

	(c)	Number of shares as to which such person has:

		(i) Sole power to vote or to direct the vote:

		Jason Nanchun Jiang	59,910,089
		JJ Media Investments Holding Ltd.	53,975,959
		Target Sales International Limited	4,096,300
		Target Management Group Limited	1,837,830

		(ii) Shared power to vote or to direct the vote:

		Not applicable.

		(iii) Sole power to dispose or to direct the disposition of:

		Jason Nanchun Jiang	59,910,089
		JJ Media Investments Holding Ltd.	53,975,959
		Target Sales International Limited	4,096,300
		Target Management Group Limited	1,837,830

		(iv) Shared power to dispose or to direct the disposition of:

		Not applicable.

Item 5.		Ownership of Five Percent or Less of a Class

		Not applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person

		Not applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

		Not applicable.

Item 8.		Identification and Classification of Members of the Group

		Not applicable.

Item 9.		Notice of Dissolution of Group

		Not applicable.

Item 10.		Certification

		Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 12, 2007

/s/ Jason Nanchun Jiang
Jason Nanchun Jiang

JJ MEDIA INVESTMENTS HOLDING LTD.
By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chairman

TARGET SALES INTERNATIONAL LIMITED
By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chairman

TARGET MANAGEMENT GROUP LIMITED
By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chairman

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.10 per share, of China Medical Technologies, Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[Remainder of this page has been left intentionally blank.]

SIGNATURES
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 12th day of February 2007.

/s/ Jason Nanchun Jiang
Jason Nanchun Jiang

JJ MEDIA INVESTMENTS HOLDING LTD.
By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chairman

TARGET SALES INTERNATIONAL LIMITED
By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chairman

TARGET MANAGEMENT GROUP LIMITED
By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Chairman